Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

ExxonMobil

May 13, 2013

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:      Exxon Mobil Corporation

            Form 10-K for Fiscal Year Ended December 31, 2012

            Filed February 27, 2013

            File No. 1-2256

Dear Mr. Schwall:

The purpose of this letter is to document the discussion held with Brad Skinner and Mark Wojciechowski, during a telephone conversation on May 13, 2013 that ExxonMobil will endeavor to respond to the questions posed in the SEC’s letter dated May 8, 2013 as soon as possible, but no later than June 21, 2013.  The reason for ExxonMobil's request for additional time is due to the availability of key members of management who will be out of the office or have significant commitments over this time period.

Please do not hesitate to contact me at 972-444-1290 if you have any questions.

                                                                                          Sincerely,

                                                                                          By:   /s/ Chris Jeans

                                                                                          ----------------------------------------

                                                                                          Name:   Chris Jeans

                                                                                          Title:  Financial Reporting Manager

c:      Mark Wojciechowski

         Brad Skinner